Exhibit 99.2

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		THREE MONTHS ENDED MARCH 31,
(millions of U.S. dollars, except per share amounts)	NOTES	2016	2015
CONTINUING OPERATIONS
Revenues		2,793	2,821
Operating expenses	5	(2,109)	(2,034)
Depreciation		(81)	(93)
Amortization of computer software		(169)	(180)
Amortization of other identifiable intangible assets		(128)	(140)
Other operating gains (losses), net		4	(12)
Operating profit		310	362
Finance costs, net:
Net interest expense	6	(93)	(105)
Other finance (costs) income	6	(34)	44
Income before tax and equity method investments		183	301
Share of post-tax earnings in equity method investments		1	4
Tax benefit (expense)	7	26	(25)
Earnings from continuing operations		210	280
Earnings from discontinued operations, net of tax	9	62	40
Net earnings		272	320
Earnings attributable to:
Common shareholders		262	305
Non-controlling interests		10	15

Earnings per share:	8
Basic and diluted earnings per share:
From continuing operations		$0.26	$0.33
From discontinued operations		0.08	0.05
Basic and diluted earnings per share		$0.34	$0.38

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

	NOTES	THREE MONTHS ENDED MARCH 31,
(millions of U.S. dollars)		2016	2015
Net earnings		272	320

Other comprehensive income (loss):
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to net earnings	6	(96)	177
Cash flow hedges adjustments to equity		78	(172)
Foreign currency translation adjustments to equity		121	(412)
		103	(407)
Item that will not be reclassified to net earnings:
Net remeasurement on defined benefit pension plans, net of tax benefit of $38 and $15		(57)	(34)
Other comprehensive income (loss)		46	(441)
Total comprehensive income (loss)		318	(121)

Comprehensive income (loss) for the period attributable to:
Common shareholders:
Continuing operations		256	(180)
Discontinued operations		52	44
Non-controlling interests		10	15
Total comprehensive income (loss)		318	(121)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

(millions of U.S. dollars)	NOTES	MARCH 31, 2016	DECEMBER 31, 2015
ASSETS
Cash and cash equivalents	10	869	926
Trade and other receivables		1,468	1,755
Other financial assets	10	110	176
Prepaid expenses and other current assets		671	683
Current assets excluding assets held for sale		3,118	3,540
Assets held for sale	9	1,723	-
Current assets		4,841	3,540
Computer hardware and other property, net		1,019	1,067
Computer software, net		1,391	1,486
Other identifiable intangible assets, net		6,140	6,417
Goodwill		14,957	15,878
Other financial assets	10	101	116
Other non-current assets	11	552	544
Deferred tax		47	47
Total assets		29,048	29,095

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	10	2,543	1,555
Payables, accruals and provisions	12	1,908	2,278
Deferred revenue		997	1,319
Other financial liabilities	10	166	238
Current liabilities excluding liabilities associated with assets held for sale		5,614	5,390
Liabilities associated with assets held for sale	9	607	-
Current liabilities		6,221	5,390
Long-term indebtedness	10	6,379	6,829
Provisions and other non-current liabilities	13	2,196	2,124
Other financial liabilities	10	318	387
Deferred tax		1,098	1,265
Total liabilities		16,212	15,995

Equity
Capital	14	9,772	9,852
Retained earnings		6,168	6,458
Accumulated other comprehensive loss		(3,594)	(3,697)
Total shareholders’ equity		12,346	12,613
Non-controlling interests		490	487
Total equity		12,836	13,100
Total liabilities and equity		29,048	29,095

Contingencies (note 17)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		THREE MONTHS ENDED MARCH 31,
(millions of U.S. dollars)	NOTES	2016	2015
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		210	280
Adjustments for:
Depreciation		81	93
Amortization of computer software		169	180
Amortization of other identifiable intangible assets		128	140
Net gains on disposals of businesses and investments		(1)	-
Deferred tax		(58)	(25)
Other	15	178	(19)
Changes in working capital and other items	15	(371)	(525)
Operating cash flows from continuing operations		336	124
Operating cash flows from discontinued operations		122	120
Net cash provided by operating activities		458	244
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	16	(46)	(8)
Proceeds from disposals of businesses and investments, net of taxes paid		2	-
Capital expenditures, less proceeds from disposals		(233)	(290)
Other investing activities		19	2
Investing cash flows from continuing operations		(258)	(296)
Investing cash flows from discontinued operations		(11)	(13)
Net cash used in investing activities		(269)	(309)
FINANCING ACTIVITIES
Repayments of debt		(3)	-
Net borrowings under short-term loan facilities	10	442	400
Repurchases of common shares	14	(432)	(348)
Dividends paid on preference shares		(1)	(1)
Dividends paid on common shares	14	(249)	(258)
Dividends paid to non-controlling interests		(9)	(7)
Other financing activities		4	41
Net cash used in financing activities		(248)	(173)
Decrease in cash and bank overdrafts		(59)	(238)
Translation adjustments		4	(12)
Cash and bank overdrafts at beginning of period		922	1,015
Cash and bank overdrafts at end of period		867	765
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents		869	769
Bank overdrafts		(2)	(4)
		867	765
Supplemental cash flow information is provided in note 15.
From continuing operations:
Interest paid		(72)	(88)
Interest received		2	-
Income taxes paid		(48)	(70)

Prior-year period amounts have been reclassified to reflect the current presentation.

Interest paid and received is reflected as an operating cash flow. Interest paid is net of debt-related hedges.

Income taxes paid and received are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive (loss) income (“AOCL”)	Shareholders’ equity	Non- controlling interests	Total
Balance, December 31, 2015	9,686	166	9,852	6,458	36	(3,733)	(3,697)	12,613	487	13,100
Net earnings	-	-	-	262	-	-	-	262	10	272
Other comprehensive income (loss)	-	-	-	(57)	(18)	121	103	46	-	46
Total comprehensive income (loss)	-	-	-	205	(18)	121	103	308	10	318
Change in ownership interest of subsidiary	-	-	-	8	-	-	-	8	2	10
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(9)	(9)
Dividends declared on preference shares	-	-	-	(1)	-	-	-	(1)	-	(1)
Dividends declared on common shares	-	-	-	(258)	-	-	-	(258)	-	(258)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	9	-	9	-	-	-	-	9	-	9
Repurchases of common shares(1)	(124)	-	(124)	(244)	-	-	-	(368)	-	(368)
Stock compensation plans	44	(9)	35	-	-	-	-	35	-	35
Balance, March 31, 2016	9,615	157	9,772	6,168	18	(3,612)	(3,594)	12,346	490	12,836

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain on cash flow hedges	Foreign currency translation adjustments	AOCL	Shareholders’ equity	Non- controlling interests	Total
Balance, December 31, 2014	9,976	181	10,157	7,168	18	(3,165)	(3,147)	14,178	481	14,659
Net earnings	-	-	-	305	-	-	-	305	15	320
Other comprehensive income (loss)	-	-	-	(34)	5	(412)	(407)	(441)	-	(441)
Total comprehensive income (loss)	-	-	-	271	5	(412)	(407)	(136)	15	(121)
Change in ownership interest of subsidiary	-	-	-	5	-	-	-	5	1	6
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(7)	(7)
Dividends declared on preference shares	-	-	-	(1)	-	-	-	(1)	-	(1)
Dividends declared on common shares	-	-	-	(266)	-	-	-	(266)	-	(266)
Shares issued under DRIP	8	-	8	-	-	-	-	8	-	8
Repurchases of common shares(1)	(140)	-	(140)	(310)	-	-	-	(450)	-	(450)
Stock compensation plans	79	(13)	66	-	-	-	-	66	-	66
Balance, March 31, 2015	9,923	168	10,091	6,867	23	(3,577)	(3,554)	13,404	490	13,894

(1)	Includes stated share capital of $28 million and retained earnings of $62 million for the three months ended March 31, 2016 related to the Company’s pre-defined share repurchase plan (2015 – stated share capital of $62 million and retained earnings of $138 million). See note 14.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business description and basis of preparation

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a major source of news and information for professional markets, operating in more than 100 countries.

Basis of preparation

The unaudited consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2015. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been set out in note 2 of the Company’s consolidated financial statements for the year ended December 31, 2015. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2015, which are included in the Company’s 2015 annual report.

The results of Intellectual Property & Science have been reported as a discontinued operation, as the Company is pursuing the sale of this business. Prior-year period amounts have been restated to conform to the current period’s presentation, as prescribed by IFRS 5, Non-current Assets Held for Sale and Discontinued Operations.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Note 2: Recent accounting pronouncements

Certain pronouncements were issued by the IASB or International Financial Reporting Interpretations Committee that are effective for accounting periods beginning on or after January 1, 2016. Many of these updates are not applicable or consequential to the Company and have been excluded from the discussion below.

Pronouncements effective for annual periods beginning January 1, 2018:

IFRS 15	Revenue from Contracts with Customers	IFRS 15 is the culmination of a joint project between the IASB and the Financial Accounting Standards Board, the accounting standard setter in the U.S., to create a single revenue standard. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard moves away from a revenue recognition model based on an earnings process to an approach that is based on transfer of control of a good or service to a customer. Additionally, the new standard requires disclosures as to the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers. IFRS 15 shall be applied retrospectively to each period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. The Company is assessing the impact of the new standard on its consolidated financial statements.
IFRS 9	Financial Instruments	IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement. The new standard addresses classification and measurement, impairment and hedge accounting.

Classification and measurement

The new standard requires the classification of financial assets based on business model and cash flow characteristics measured at either (a) amortized cost; (b) fair value through profit or loss; or (c) fair value through other comprehensive income. For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement.

Impairment

Under the forward looking impairment model, expected credit losses are recognized as soon as a financial asset is originated or purchased, rather than waiting for a trigger event to record a loss.

Hedge accounting

The new standard more closely aligns hedge accounting with an entity’s risk management activities. Specifically, the new standard (a) no longer requires the use of a specific quantitative threshold to determine if the hedging relationship is highly effective in order to qualify for hedge accounting; (b) removes restrictions that prevented some economically rational hedging strategies from qualifying for hedge accounting; and (c) allows purchased options, forwards and non-derivative financial instruments to be hedging instruments in applicable circumstances.

IFRS 9 shall be applied retrospectively to each period presented, subject to the various transition provisions within IFRS 9. The Company is assessing the impact of the new standard on its consolidated financial statements.

Pronouncement effective for annual periods beginning January 1, 2019:

IFRS 16	Leases	IFRS 16 introduces a single accounting model for leases. The standard requires a lessee to recognize right-of-use assets and lease liabilities on the statement of financial position for almost all leases having a term of more than 12 months. Early application is permitted as long as IFRS 15 has already been applied. The Company is assessing the impact of the new standard on its consolidated financial statements.

Note 3: Segment information

The Company is organized as three reportable segments reflecting how the businesses are managed: Financial & Risk, Legal and Tax & Accounting. The accounting policies applied by the segments are the same as those applied by the Company. The reportable segments offer products and services to target markets as described below.

Results from the Reuters News business are excluded from reportable segments as they do not qualify as a component of the Company’s three reportable segments, nor as a separate reportable segment. The operating results of Intellectual Property & Science, which was previously a reportable segment, are reported as a discontinued operation (see note 9), except for the West IP business, which the Company will retain as part of the Legal segment. Prior-year period amounts have been restated to conform to the current year’s presentation.

Financial & Risk

The Financial & Risk segment is a provider of critical news, information and analytics, enabling transactions and connecting communities of trading, investment, financial and corporate professionals. Financial & Risk also provides regulatory and operational risk management solutions.

Legal

The Legal segment is a provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.

Tax & Accounting

The Tax & Accounting segment is a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

The Company also reports “Corporate & Other”, which includes expenses for corporate functions, shared costs previously allocated to Intellectual Property & Science, and the results of the Reuters News business. Neither Corporate & Other nor the Reuters News business qualify as a component of another reportable segment nor as a separate reportable segment.

	THREE MONTHS ENDED MARCH 31,
	2016	2015
Revenues
Financial & Risk	1,509	1,552
Legal	822	824
Tax & Accounting	389	373
Corporate & Other (includes Reuters News)	75	74
Eliminations	(2)	(2)
Consolidated revenues	2,793	2,821

Operating profit
Segment operating profit
Financial & Risk	295	241
Legal	238	219
Tax & Accounting	83	98
Corporate & Other (includes Reuters News)	(118)	(97)
Underlying operating profit	498	461
Fair value adjustments (see note 5)	(64)	53
Amortization of other identifiable intangible assets	(128)	(140)
Other operating gains (losses), net	4	(12)
Consolidated operating profit	310	362

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are described below and may not be comparable to similar measures of other companies.

Segment operating profit

•	Segment operating profit represents operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; (iv) corporate-related items; and (v) fair value adjustments.
•	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
•	Each segment includes an allocation of centralized support services such as technology, editorial, real estate, and certain global transaction processing functions based on usage or other applicable measures.

Additionally, the Company assesses its consolidated performance using the following measures.

Consolidated revenues and underlying operating profit

•	Consolidated revenues are revenues from reportable segments and Corporate & Other, less eliminations.
•	Underlying operating profit is comprised of operating profit from reportable segments and Corporate & Other.

Note 4: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over a contract term and its costs are generally incurred evenly throughout the year. However, non-recurring revenues can cause changes in the Company’s performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. The Company’s quarterly performance may also be impacted by volatile foreign currency exchange rates. As a consequence, the results of certain of the Company’s segments can be impacted by seasonality to a greater extent than its consolidated revenues and operating profit.

Note 5: Operating expenses

The components of operating expenses include the following:

	THREE MONTHS ENDED MARCH 31,
	2016	2015
Salaries, commissions and allowances	1,039	1,033
Share-based payments	28	19
Post-employment benefits	66	65
Total staff costs	1,133	1,117
Goods and services(1)	510	513
Data	209	226
Telecommunications	101	132
Real estate	92	99
Fair value adjustments(2)	64	(53)
Total operating expenses	2,109	2,034

(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives and certain share-based awards.

Note 6: Finance costs, net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	THREE MONTHS ENDED MARCH 31,
	2016	2015
Interest expense:
Debt	83	85
Derivative financial instruments - hedging activities	1	4
Other, net	(2)	3
Fair value (gains) losses on financial instruments:
Cash flow hedges, transfer from equity	(96)	177
Net foreign exchange losses (gains) on debt	96	(177)
Net interest expense - debt and other	82	92
Net interest expense - pension and other post-employment benefit plans	13	13
Interest income	(2)	-
Net interest expense	93	105

	THREE MONTHS ENDED MARCH 31,
	2016	2015
Net losses due to changes in foreign currency exchange rates	4	3
Net losses (gains) on derivative instruments	30	(47)
Other finance costs (income)	34	(44)

Net losses due to changes in foreign currency exchange rates

Net losses due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net losses (gains) on derivative instruments

Net losses (gains) on derivative instruments were principally comprised of amounts relating to foreign exchange contracts.

Note 7: Taxation

Tax (benefit) expense was $(26) million and $25 million for the three months ended March 31, 2016 and 2015, respectively. The tax (benefit) expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full-year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full-year.

Note 8: Earnings per share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	THREE MONTHS ENDED MARCH 31,
	2016	2015
Earnings attributable to common shareholders	262	305
Less: Dividends declared on preference shares	(1)	(1)
Earnings used in consolidated earnings per share	261	304
Less: Earnings from discontinued operations, net of tax	(62)	(40)
Earnings used in earnings per share from continuing operations	199	264

The weighted-average number of shares outstanding, as well as a reconciliation of the weighted-average number of shares outstanding used in the basic earnings per share computation to the weighted-average number of shares outstanding used in the diluted earnings per share computation, is presented below:

	THREE MONTHS ENDED MARCH 31,
	2016	2015
Weighted-average number of common shares outstanding	760,111,131	793,584,144
Weighted-average number of vested DSUs	616,642	609,636
Basic	760,727,773	794,193,780
Effect of stock options and TRSUs	1,488,354	3,372,369
Diluted	762,216,127	797,566,149

Note 9: Discontinued operations

The Company is pursuing the sale of its Intellectual Property & Science business and has reported its results as discontinued operations in the consolidated financial statements for all periods presented.

Earnings from discontinued operations are summarized as follows:

	THREE MONTHS ENDED MARCH 31,
	2016	2015
Revenues	232	223
Expenses	(182)	(180)
Earnings from discontinued operations before income tax	50	43
Tax benefit (expense)(1)	12	(3)
Earnings from discontinued operations, net of tax	62	40

(1)	Includes a $19 million tax benefit that reflects the Company’s estimate of the net deferred tax asset it expects to realize in connection with the planned sale of its Intellectual Property & Science business. The current and deferred tax consequences of the divestiture could vary significantly depending on the ultimate structure of the transaction.

The assets and liabilities associated with the Intellectual Property & Science business that are classified as held for sale in the consolidated statement of financial position are as follows:

MARCH 31, 2016
Trade and other receivables	313
Computer hardware and other property, net	21
Computer software, net	99
Other identifiable intangible assets, net	181
Goodwill	1,059
Other assets	45
Deferred tax	5
Total assets held for sale	1,723

Payables, accruals and provisions	112
Deferred revenue	406
Other liabilities	30
Deferred tax	59
Total liabilities associated with assets held for sale	607

Relative to assets held for sale, foreign currency translation adjustments recorded within accumulated other comprehensive loss in the consolidated statement of financial position were gains of $27 million at March 31, 2016.

Note 10: Financial instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

MARCH 31, 2016	CASH, TRADE AND OTHER RECEIVABLES	ASSETS/ (LIABILITIES) AT FAIR VALUE THROUGH EARNINGS	DERIVATIVES USED FOR HEDGING	AVAILABLE FOR SALE	OTHER FINANCIAL LIABILITIES	TOTAL
Cash and cash equivalents	869	-	-	-	-	869
Trade and other receivables	1,468	-	-	-	-	1,468
Other financial assets - current	36	74	-	-	-	110
Other financial assets - non-current	52	15	-	34	-	101
Current indebtedness	-	-	-	-	(2,543)	(2,543)
Trade payables (see note 12)	-	-	-	-	(214)	(214)
Accruals (see note 12)	-	-	-	-	(1,271)	(1,271)
Other financial liabilities - current(1)	-	(38)	-	-	(128)	(166)
Long-term indebtedness	-	-	-	-	(6,379)	(6,379)
Other financial liabilities - non current	-	(25)	(290)	-	(3)	(318)
Total	2,425	26	(290)	34	(10,538)	(8,343)

DECEMBER 31, 2015	CASH, TRADE AND OTHER RECEIVABLES	ASSETS/ (LIABILITIES) AT FAIR VALUE THROUGH EARNINGS	DERIVATIVES USED FOR HEDGING	AVAILABLE FOR SALE	OTHER FINANCIAL LIABILITIES	TOTAL
Cash and cash equivalents	926	-	-	-	-	926
Trade and other receivables	1,755	-	-	-	-	1,755
Other financial assets - current	55	121	-	-	-	176
Other financial assets - non-current	56	24	-	36	-	116
Current indebtedness	-	-	-	-	(1,555)	(1,555)
Trade payables (see note 12)	-	-	-	-	(305)	(305)
Accruals (see note 12)	-	-	-	-	(1,520)	(1,520)
Other financial liabilities - current(1)	-	(15)	-	-	(223)	(238)
Long-term indebtedness	-	-	-	-	(6,829)	(6,829)
Other financial liabilities - non current	-	(15)	(370)	-	(2)	(387)
Total	2,792	115	(370)	36	(10,434)	(7,861)

(1)	Includes a commitment to repurchase up to $90 million (December 31, 2015 - $165 million) related to the Company’s pre-defined plan with its broker to repurchase the Company’s shares during its internal trading blackout period. See note 14.

Cash and cash equivalents

Of total cash and cash equivalents, $97 million and $106 million at March 31, 2016 and December 31, 2015, respectively, was held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

Debt-related activity

Under its commercial paper programs, the Company may issue up to $2.0 billion of notes. At March 31, 2016, current indebtedness included $1.480 billion (December 31, 2015 - $1.037 billion) of outstanding commercial paper within the consolidated statement of financial position.

The Company has a $2.5 billion syndicated credit facility agreement which matures in May 2018. The facility may be utilized to provide liquidity for general corporate purposes (including to support its commercial paper programs). There were no borrowings under the credit facility in the first quarter of 2016.

Fair Value

The fair values of cash, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps are estimated based upon discounted cash flows using applicable current market rates and taking into account non-performance risk.

The following is a summary of debt and related derivative instruments that hedge the cash flows of the debt:

	CARRYING AMOUNT		FAIR VALUE
MARCH 31, 2016	PRIMARY DEBT INSTRUMENTS	DERIVATIVE INSTRUMENTS LIABILITY	PRIMARY DEBT INSTRUMENTS	DERIVATIVE INSTRUMENTS LIABILITY
Bank and other	13	-	15	-
Commercial paper	1,480	-	1,480	-
C$500, 3.369% Notes, due 2019	385	87	400	87
C$750, 4.35% Notes, due 2020	577	148	627	148
C$550, 3.309% Notes, due 2021	423	55	440	55
$500, 0.875% Notes, due 2016	500	-	500	-
$550, 1.30% Notes, due 2017	550	-	549	-
$550, 1.65% Notes, due 2017	548	-	550	-
$1,000, 6.50% Notes, due 2018	997	-	1,099	-
$500, 4.70% Notes, due 2019	498	-	539	-
$350, 3.95% Notes, due 2021	348	-	370	-
$600, 4.30% Notes, due 2023	594	-	641	-
$450, 3.85% Notes, due 2024	446	-	464	-
$350, 4.50% Notes, due 2043	340	-	316	-
$350, 5.65% Notes, due 2043	340	-	372	-
$400, 5.50% Debentures, due 2035	394	-	416	-
$500, 5.85% Debentures, due 2040	489	-	544	-
Total	8,922	290	9,322	290
Current portion	2,543	-
Long-term portion	6,379	290

	CARRYING AMOUNT		FAIR VALUE
DECEMBER 31, 2015	PRIMARY DEBT INSTRUMENTS	DERIVATIVE INSTRUMENTS LIABILITY	PRIMARY DEBT INSTRUMENTS	DERIVATIVE INSTRUMENTS LIABILITY
Bank and other	17	-	19	-
Commercial paper	1,037		1,037
C$500, 3.369% Notes, due 2019	358	109	374	109
C$750, 4.35% Notes, due 2020	537	182	581	182
C$550, 3.309% Notes, due 2021	394	79	405	79
$500, 0.875% Notes, due 2016	500	-	499	-
$550, 1.30% Notes, due 2017	548	-	546	-
$550, 1.65% Notes, due 2017	548	-	547	-
$1,000, 6.50% Notes, due 2018	997	-	1,102	-
$500, 4.70% Notes, due 2019	498	-	535	-
$350, 3.95% Notes, due 2021	348	-	361	-
$600, 4.30% Notes, due 2023	594	-	615	-
$450, 3.85% Notes, due 2024	445	-	442	-
$350, 4.50% Notes, due 2043	340	-	300	-
$350, 5.65% Notes, due 2043	340	-	351	-
$400, 5.50% Debentures, due 2035	394	-	411	-
$500, 5.85% Debentures, due 2040	489	-	531	-
Total	8,384	370	8,656	370
Current portion	1,555	-
Long-term portion	6,829	370

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
•	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

MARCH 31, 2016				TOTAL
Assets	LEVEL 1	LEVEL 2	LEVEL 3	BALANCE
Embedded derivatives(1)	-	86	-	86
Forward exchange contracts(2)	-	3	-	3
Financial assets at fair value through earnings	-	89	-	89
Available for sale investments(3)	5	29	-	34
Total assets	5	118	-	123

Liabilities
Embedded derivatives(1)	-	(29)	-	(29)
Forward exchange contracts(2)	-	(32)	-	(32)
Contingent consideration(4)	-	-	(2)	(2)
Financial liabilities at fair value through earnings	-	(61)	(2)	(63)
Derivatives used for hedging(5)	-	(290)	-	(290)
Total liabilities	-	(351)	(2)	(353)

DECEMBER 31, 2015				TOTAL
Assets	LEVEL 1	LEVEL 2	LEVEL 3	BALANCE
Embedded derivatives(1)	-	132	-	132
Forward exchange contracts(2)	-	13	-	13
Financial assets at fair value through earnings	-	145	-	145
Available for sale investments(3)	6	30	-	36
Total assets	6	175	-	181

Liabilities
Embedded derivatives(1)	-	(20)	-	(20)
Forward exchange contracts(2)	-	(8)	-	(8)
Contingent consideration(4)	-	-	(2)	(2)
Financial liabilities at fair value through earnings	-	(28)	(2)	(30)
Derivatives used for hedging(5)	-	(370)	-	(370)
Total liabilities	-	(398)	(2)	(400)

(1)	Largely related to U.S. dollar pricing of customer agreements by subsidiaries outside of the U.S.

(2)	Used to manage foreign exchange risk on cash flows excluding indebtedness.

(3)	Investments in entities over which the Company does not have control, joint control or significant influence.

(4)	Obligations to pay additional consideration for prior acquisitions.

(5)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.

The Company recognizes transfers into and transfers out of the fair value measurement hierarchy levels as of the date of the event or a change in circumstances that caused the transfer. There were no transfers between hierarchy levels for the three months ended March 31, 2016.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	quoted market prices or dealer quotes for similar instruments;
•	the fair value of currency and interest rate swaps and forward foreign exchange contracts is calculated as the present value of the estimated future cash flows based on observable yield curves; and
•	the fair value of contingent consideration is calculated based on estimates of future revenue performance.

Note 11: Other non-current assets

	MARCH 31, 2016	DECEMBER 31, 2015
Net defined benefit plan surpluses	24	19
Cash surrender value of life insurance policies	284	283
Equity method investments	168	173
Other non-current assets	76	69
Total other non-current assets	552	544

Note 12: Payables, accruals and provisions

	MARCH 31, 2016	DECEMBER 31, 2015
Trade payables	214	305
Accruals	1,271	1,520
Provisions	145	176
Other current liabilities	278	277
Total payables, accruals and provisions	1,908	2,278

Note 13: Provisions and other non-current liabilities

	MARCH 31, 2016	DECEMBER 31, 2015
Net defined benefit plan obligations	1,433	1,311
Deferred compensation and employee incentives	211	242
Provisions	109	117
Uncertain tax positions	345	338
Other non-current liabilities	98	116
Total provisions and other non-current liabilities	2,196	2,124

Note 14: Capital

Share repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. Under its normal course issuer bid (“NCIB”) as amended in February 2016, the Company may repurchase up to 39.2 million common shares. Under the NCIB, the Company may repurchase these shares between May 28, 2015 and May 27, 2016 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company receives an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. In the three months ended March 31, 2016, the Company privately repurchased 1.5 million common shares at a discount to the then-prevailing market price.

Details of share repurchases were as follows:

	THREE MONTHS ENDED MARCH 31,
	2016	2015
Share repurchases (millions of U.S. dollars)	432	348
Shares repurchased (millions)	11.7	8.8
Share repurchases - average price per share	$36.99	$39.74

Decisions regarding any future repurchases will be based on the timing of the sale of the Intellectual Property & Science business in addition to other factors, such as market conditions, share price and other opportunities to invest capital for growth.

The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The Company entered into such plans with its broker on March 31, 2016 and on December 31, 2015. As a result, the Company recorded a $90 million liability in “Other financial liabilities” within current liabilities at March 31, 2016 ($165 million at December 31, 2015) with a corresponding amount recorded in equity in the consolidated statement of financial position in both periods.

Dividends

Dividends on common shares are declared in U.S. dollars. Details of dividends declared per share are as follows:

	THREE MONTHS ENDED MARCH 31,
	2016	2015
Dividends declared per common share	$0.34	$0.335

In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan as follows:

	THREE MONTHS ENDED MARCH 31,
	2016	2015
Dividend reinvestment	9	8

Note 15: Supplemental cash flow information

Details of “Other” in the consolidated statement of cash flow are as follows:

	THREE MONTHS ENDED MARCH 31,
	2016	2015
Non-cash employee benefit charges	76	65
Fair value adjustments	64	(53)
Net losses (gains) on foreign exchange and derivative financial instruments	32	(39)
Other	6	8
	178	(19)

Details of “Changes in working capital and other items” are as follows:

	THREE MONTHS ENDED MARCH 31,
	2016	2015
Trade and other receivables	9	(34)
Prepaid expenses and other current assets	(32)	(56)
Other financial assets	27	27
Payables, accruals and provisions	(277)	(356)
Deferred revenue	(8)	(9)
Other financial liabilities	(28)	(12)
Income taxes	(20)	(31)
Other(1)	(42)	(54)
	(371)	(525)

(1)	Includes $(33) million (2015 – $(33) million) related to employee benefit plans.

Note 16: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets.

Acquisition activity

The number of acquisitions completed, and the related cash consideration, in the three months ended March 31, 2016 were as follows:

	NUMBER OF TRANSACTIONS	CASH CONSIDERATION
Businesses and identifiable intangible assets acquired, net of cash	2	45
Investments in businesses	1	1
	3	46

Purchase price allocation

Each business combination has been accounted for using the acquisition method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

THREE MONTHS ENDED
MARCH 31, 2016
Trade receivables	2
Prepaid expenses and other current assets	1
Current assets	3
Computer software	12
Other identifiable intangible assets	8
Total assets	23
Payables and accruals	(2)
Deferred revenue	(1)
Current liabilities	(3)
Total liabilities	(3)
Net assets acquired	20
Goodwill	25
Total	45

The excess of the purchase price over the net tangible and identifiable intangible assets acquired and assumed liabilities was recorded as goodwill and reflects synergies and the value of the acquired workforce. The majority of goodwill for acquisitions completed in 2016 is not expected to be deductible for tax purposes.

Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired business.

Other

The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

Note 17: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, antitrust/competition claims, intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings. As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Note 18: Related party transactions

As of March 31, 2016, Woodbridge beneficially owned approximately 60% of the Company’s shares.

In January 2016, the Company sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $16 million. The subsidiary’s assets consisted of accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in the consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. A gain of $16 million was recorded within “Other operating gains (losses), net” within the consolidated income statement. In connection with this transaction, the board of directors’ Corporate Governance Committee obtained an independent fairness opinion. The Company utilized the independent fairness opinion to determine that the negotiated price between the Company and the purchaser was reasonable. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

Except for the above transaction, there were no new significant related party transactions during the first quarter of 2016. Refer to “Related party transactions” set out in note 29 of the Company’s consolidated financial statements for the year ended December 31, 2015, which are included in the Company’s 2015 annual report, for information regarding related party transactions.